UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

New Frontier Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

644398109

(CUSIP Number)

Michael H. Klein, President

LFP Broadcasting, LLC

8484 Wilshire Blvd.

Beverly Hills, CA 90211

(323) 651-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	LFP Broadcasting, LLC IRS Identification Number: 20-0932881
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XX
	(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	1,000
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	1,000
		10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned			1,000
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)			100%
14.	Type of Reporting Person (See Instructions)			CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Flynt Broadcast, Inc. IRS Identification Number: 61-1694573
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	XX
	(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization		Colorado
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	1,000
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	1,000
		10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned			1,000
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)			100%
14.	Type of Reporting Person (See Instructions)			CO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 (the “Shares”), of New Frontier Media, Inc., a Colorado corporation (“New Frontier”).  The address of the principal executive offices of New Frontier is 6000 Spine Road, Suite 100, Boulder Colorado, 80301.

Item 2.	Identity and Background

(a), (f) This Statement is filed by (i) LFP Broadcasting, LLC, a Delaware limited liability company (“LFP Broadcasting”), and (ii) Flynt Broadcast, Inc., a Colorado corporation (“Flynt Broadcast” and each a “Reporting Person”, and, together, the “Reporting Persons”).  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6 and, accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)  The business address of each Reporting Person is 8484 Wilshire Blvd., Beverly Hills, CA 90211.

(c) LFP Broadcasting is a provider of adult video content via PPV, VOD, DVD, as well as mobile and other electronic distribution channels.  LFP Broadcasting’s “Hustler TV” is now available in over 55 countries, and it also offers Hustler HD, the only linear adult HD channel offered in the US.  After its recent acquisition of Sapphire Media, a significant distributor of adult content through television in Europe, LFP Broadcasting is the largest distributed adult network in Europe and Canada, approximately the second largest in Latin America, and is among the top three in the United States.  Flynt Broadcast is a direct wholly-owned subsidiary of LFP Broadcasting. Flynt Broadcast was organized by LFP Broadcasting to acquire New Frontier and has not conducted any other activities since its organization.

(d), (e)  During the last five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person listed on Exhibit 99.1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Merger Agreement by and among LFP Broadcasting,  Flynt Broadcast and New Frontier, dated October 15, 2012 (the “Merger Agreement”), and upon the terms and subject to the conditions thereof, on October 29, 2012, LFP Broadcasting and Flynt Broadcast commenced the offer (the “Offer”) to purchase all of the outstanding Shares, at the Offer Price (as defined below).

The Offer expired, as originally scheduled, at 12:00 midnight, New York City time, on November 27, 2012 (the end of the day). Corporate Stock Transfer, Inc., the depositary for the Offer, has advised LFP Broadcasting that as of such time approximately 14,363,687 Shares were validly tendered and not withdrawn in the Offer (including 1,570,298 Shares delivered through Notices of Guaranteed Delivery), representing in the aggregate approximately 83.1% of the outstanding Shares (on a fully-diluted basis, including Shares issuable under any outstanding warrants or options that were exercisable as of such date). LFP Broadcasting accepted for payment all Shares validly tendered and not properly withdrawn and is paying all tendering shareholders $2.02 per Share, net to the seller in cash without interest, plus a contingent cash payment right in the amount of $0.04  per share for each Share (together, the “Offer Price”). Flynt Broadcast and LFP Broadcasting paid an aggregate of $33,504,279.00 to holders of Shares acquired pursuant to the Offer and the Merger, which was funded through Flynt Broadcast’s available cash and cash equivalents.   After the purchase of Shares in the Offer, Flynt Broadcast exercised its options to purchase the Top-Up Shares (as described below) and on November 29, 2012 effected a “short-form” merger in which Flynt Broadcast was merged with and into New Frontier without a meeting of shareholders (the “Merger”).

At the effective time of the Merger (the “Effective Time”), (i) New Frontier was the surviving corporation in the Merger and now is a wholly-owned subsidiary of LFP Broadcasting, and (ii) other than shares owned by New Frontier, LFP Broadcasting, or Flynt Broadcast as treasury stock or by stockholders of New Frontier who validly exercise their dissenters’ rights in accordance with Article 113 of the Colorado Business Corporation Act, each outstanding Share not validly tendered, accepted for payment and paid for pursuant to the Offer was converted into the right to receive the same consideration, without interest and less any required withholding taxes, received by holders who tendered their Shares in the Offer.

In order to accomplish the Merger as a “short-form” merger, Flynt Broadcast exercised its top-up option pursuant to the Merger Agreement, pursuant to which Flynt Broadcast purchased 27,701,896 additional Shares (the “Top-Up Shares”) on November 28, 2012 directly from New Frontier for the same amount of consideration paid per share to the shareholders in the Offer.  The aggregate amount paid by Flynt Broadcast for the Top-Up Shares was $57,063,135.57.  Flynt Broadcast paid for the Top-Up Shares by delivery of cash equal to the aggregate par value of the Top-Up Shares and a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash.

On November 28, 2012, pursuant to the Merger Agreement, each share of common stock, par value $0.0001, of Flynt Broadcast (all of which were held by LFP Broadcasting) was converted into one share of common stock, par value $0.0001, of the Surviving Corporation, resulting in the Surviving Corporation becoming a direct, wholly-owned subsidiary of LFP Broadcasting.

The information set forth under Item 3 is incorporated by reference into this Item 4.

Item 4.	Purpose of Transaction

The purpose of the transactions described in this Statement was for LFP Broadcasting, through Flynt Broadcast, to acquire control of, and the entire equity interest in, New Frontier.  The Offer, as the first step in the acquisition of New Frontier, was intended to facilitate the acquisition of all outstanding Shares.  The purpose of the Merger was to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer.

From and after the Effective Time and pursuant to the Merger Agreement, (i) the directors of Flynt Broadcast became and will serve as directors of the Surviving Corporation, (ii) the officers of the New Frontier immediately prior to the Effective Time became and will be the officers of the Surviving Corporation and (iii) Flynt Broadcast’s charter and bylaws, as in effect immediately prior to the Effective Time, became and will be the charter and bylaws of the Surviving Corporation.

Following the Merger, the Shares are no longer traded on The Nasdaq Stock Market Global Select Market, there is no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

All information contained in the Offer to Purchase filed as Exhibit (A)(a)(1) to the Schedule TO-T filed by LFP Broadcasting and Flynt Broadcast on October 29, 2012 (as subsequently amended), is incorporated herein.

The information set forth under Items 3 and 6 is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) and (b). As of the date hereof LFP Broadcasting was the direct record owner of and may be deemed to have sole voting and dispositive power with respect to 1,000 shares of common stock par value $0.0001, of the Surviving Corporation, representing 1,000 of the issued and outstanding shares of common stock, par value $0.0001, of the Surviving Corporation.

(c) On November 28, 2012, Flynt Broadcast accepted for purchase all Shares that were validly tendered in connection with the Offer and the guaranteed delivery procedures thereunder, being 14,363,687 Shares.

In addition, in order to accomplish the Merger as a “short-form” merger, Flynt Broadcast exercised its top-up option pursuant to the Merger Agreement, pursuant to which Flynt Broadcast purchased 27,701,896 Top-Up Shares on November 28, 2012 directly from New Frontier for the same amount of consideration paid per share to the shareholders in the Offer.  The aggregate amount paid by Flynt Broadcast for the Top-Up Shares was $57,063,135.57.  Flynt Broadcast paid for the Top-Up Shares by delivery of cash equal to the aggregate par value of the Top-Up Shares and a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash.

In connection with the Merger on November 28, 2012, (i) all Shares outstanding immediately prior to the Merger that were not held by LFP Broadcasting or its affiliates, were cancelled and purchased for $2.06 in cash per Share, without interest thereon and less any required withholding taxes and (ii) each share of common stock, par value $0.0001, of Flynt Broadcast (all of which were held by LFP Broadcast) was converted into one share of common stock, par value $0.0001, of the Surviving Corporation, resulting in the Surviving Corporation becoming a direct, wholly-owned subsidiary of LFP Broadcasting.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 is incorporated by reference into this Item 6.

On December 7, 2012, LFP Broadcasting and Flynt Broadcast entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Except for the agreements described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Exhibit 99.1), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Except as otherwise expressly described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Person and any person or entity.

Item 7.	Material to Be Filed as Exhibits
99.1

Directors and Officers of LFP Broadcasting, LLC and Flynt Broadcast, Inc. (incorporated by reference to Schedule A to the Offer to Purchase, filed with Schedule TO-T filed by LFP Broadcasting, LLC and Flynt Broadcast, Inc. on October 29, 2012.*

99.2	Joint Filing Agreement.
99.3

Agreement and Plan of Merger, dated as of October 15, 2012, by and among LFP Broadcasting, Flynt Broadcast and New Frontier (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by New Frontier with the Securities and Exchange Commission on October 16, 2012).*

99.4	Offer to Purchase, dated October 29, 2012 (filed with Schedule TO-T filed by LFP Broadcasting, LLC and Flynt Broadcast, Inc. on October 29, 2012).*

*Previously filed

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LFP Broadcasting, LLC

By:      /s/ Michael H. Klein, President

Michael H. Klein, President

Date: December 7, 2012

Flynt Broadcast, Inc.

By:      /s/ Michael H. Klein, President

Michael H. Klein, President

Date: December 7, 2012

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.